                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                     --------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)

                     --------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F [X]   FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                              YES [_]   NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on June 1, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: June 1, 2009

                                                By: /s/ Ety Sabach
                                                -----------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD RECEIVES TEMPORARY INJUNCTION IN CONNECTION
                               WITH SHAMIR SALADS

YAVNE, ISRAEL - JUNE 1, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that on May 27, 2009, the district court in Tel Aviv issued a temporary injunction against the minority shareholders of
Shamir Salads (the "SELLERS"), with whom the Company had entered into a January
2, 2008 agreement to purchase approximately 51% of the shares of Shamir Salads
(the "SHAMIR AGREEMENT").

As previously announced, on May 14, 2009, the Company received from the Sellers a notice cancelling the Shamir Agreement, and on May 18, 2009, the Company was
notified of unilateral actions taken by the Sellers with respect to a change in
Shamir Salads' board composition and signatory rights and replacement of the articles of association of Shamir Salads in an effort by the Sellers to deprive the Company of its board representation and signatory rights in Shamir Salads.

Pursuant to the injunction issued by the court, the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir Salads in effect prior to May 18th, performing any disposition of the shares of Shamir
Salads held by the Company, taking any action not in accordance with the articles of association of Shamir Salads as in effect prior to May 18th, and/or interfering with the functions of Shamir Salads' board of directors as composed prior to May 18th. In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir Salads nominated by the Company and/or from preventing the deputy CFO of Shamir Salads'
from participating in the discussions to approve the financial statements of
Shamir Salads. The district court also required the Sellers to reimburse the
Company for its court and attorney expenses in the amount of NIS 30,000 plus
VAT.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 1,500 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its subsidiary, Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

COMPANY CONTACT:

G. WILLI FOOD INTERNATIONAL LTD.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il